Exhibit 99.2

Review report

To the Board of Directors of Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited financial results (‘the Statement’) of Dr. Reddy’s Laboratories Limited (“the Company”) for the quarter ended 30 June 2015, except for the disclosures regarding ‘Public shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the Management and have not been reviewed by us. This statement is the responsibility of the Company’s Management and has been approved by the Board of Directors in their meeting held on 30 July 2015. Our responsibility is to issue a report on the statement based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of the Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting standards 25, Interim Financial Reporting (“AS 25”), notified under section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 and other accounting principles generally accepted in India and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

for B S R & Co. LLP

Chartered Accountants

Firm’s Registration No: 101248W/W-100022

Supreet Sachdev

Partner

Membership Number: 205385

Place: Hyderabad

Date: 30 July 2015

DR. REDDY’S LABORATORIES LIMITED

PART I: STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2015

All amounts in Indian Rupees lakhs, except share data and where otherwise stated

Sl. No.	Particulars	Quarter ended			Year ended
		30.06.2015	31.03.2015	30.06.2014	31.03.2015
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1	Income from operations
	a) Net sales / income from operations (Net of excise duty)	250,833	266,120	265,284	988,739
	b) License fees and service income	456	1,008	1,556	4,006
	c) Other operating income	1,304	1,744	2,208	8,349
	Total income from operations (net)	252,593	268,872	269,048	1,001,094
2	Expenses
	a) Cost of materials consumed	50,119	47,201	58,425	232,263
	b) Purchase of traded goods	15,430	13,121	10,269	52,606
	c) Changes in inventories of finished goods, work-in- progress and stock-in-trade	(3,807)	13,007	866	(2,896)
	d) Employee benefits expense	40,877	38,433	36,417	149,086
	e) Selling expenses	26,229	22,338	30,328	106,350
	f) Depreciation and amortisation	14,139	13,677	10,548	49,023
	g) Other expenditure	57,603	59,162	51,705	224,585
	Total expenses	200,590	206,939	198,558	811,017
3	Profit from ordinary activities before other income, finance costs and exceptional items (1 - 2)	52,003	61,933	70,490	190,077
4	Other income	9,097	8,726	9,188	22,285
5	Profit from ordinary activities before finance costs and exceptional items (3 + 4)	61,100	70,659	79,678	212,362
6	Finance costs	2,132	1,877	1,510	6,380
7	Profit from ordinary activities before exceptional items (5 - 6)	58,968	68,782	78,168	205,982
8	Exceptional items	—	—	—	—
9	Profit from ordinary activities before tax (7 + 8)	58,968	68,782	78,168	205,982
10	Tax expense	11,383	11,640	17,893	38,047
11	Net Profit from ordinary activities after tax (9 - 10)	47,585	57,142	60,275	167,935
12	Extra-ordinary items (net of tax)	—	—	—	—
13	Net profit for the period / year (11 - 12)	47,585	57,142	60,275	167,935
14	Paid-up equity share capital (face value Rs. 5/- each)	8,528	8,519	8,517	8,519
15	Reserves (excluding revaluation reserve)				1,054,853
16	Earnings per share before and after extra-ordinary items (in Rupees) per Rs. 5/- share
	- Basic	27.92	33.54	35.42	98.60
	- Diluted	27.81	33.40	35.26	98.18
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

PART II: SELECTED INFORMATION FOR THE QUARTER ENDED 30 JUNE 2015

A PARTICULARS OF SHAREHOLDING

Sl. No.	Particulars	Quarter ended			Year ended
		30.06.2015	31.03.2015	30.06.2014	31.03.2015
1	Public shareholding*
	- Number of shares (face value Rs.5/- each)	98,036,645	98,189,505	95,472,936	98,189,505
	- Percentage of shareholding	57.48	57.63	56.05	57.63
2	Promoters and promoter group shareholding
	a) Pledged / Encumbered
	- Number of shares	—	—	—	—
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—
	- Percentage of shares (as a % of the total share capital of the company)	—	—	—	—
	b) Non-encumbered
	- Number of shares	43,451,462	43,417,812	43,417,812	43,417,812
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00
	- Percentage of shares (as a % of the total share capital of the company)	25.48	25.48	25.49	25.48

*	Public shareholding as defined under Clause 40A of Listing Agreement (excludes shares held by Promoters, Promoter Group and American Depository Receipt Holders)

B INVESTOR COMPLAINTS

Pending at the beginning of the quarter	Nil
Received during the quarter	8
Disposed of during the quarter	8
Remaining unresolved at the end of the quarter	Nil

Segment Information	All amounts in Indian Rupees lakhs, except share data and where otherwise stated

Sl. No.	Particulars	Quarter ended			Year ended
		30.06.2015	31.03.2015	30.06.2014	31.03.2015
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue, results and capital employed:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	57,779	68,155	70,511	273,033
	b) Global Generics	206,678	213,484	216,615	796,154
	c) Proprietary Products	—	—	—	—
	Total	264,457	281,639	287,126	1,069,187
	Less: Inter segment revenue	11,864	12,767	18,078	68,093
	Add: Other unallocable income	—	—	—	—
	Total income from operations	252,593	268,872	269,048	1,001,094
2	Segment results:
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	2,764	1,676	2,242	4,512
	b) Global Generics	75,694	71,882	88,773	221,809
	c) Proprietary Products	(7,188)	(9,710)	(7,567)	(31,035)
	Total	71,270	63,848	83,448	195,286
	Less: (i) Interest	2,132	1,877	1,510	6,380
	(ii) Other un-allocable expenditure / (income), net	10,170	(6,811)	3,770	(17,076)
	Total profit before tax	58,968	68,782	78,168	205,982
3	Capital Employed:
	a) Pharmaceutical Services and Active Ingredients	300,696	311,881	271,806	311,881
	b) Global Generics	710,364	599,189	615,069	599,189
	c) Proprietary Products	(8,376)	(11,131)	(4,083)	(11,131)
	d) Unallocated	109,362	163,433	111,044	163,433
	Total	1,112,046	1,063,372	993,836	1,063,372

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost. Centrally managed assets and liabilities such as Cash and bank balances, loans and advances to subsidiaries, income tax assets and liabilities, investments and borrowings are included in unallocated capital employed.

Notes:

1.	The above financial results are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair value. GAAP comprises Accounting Standards specified under section 133 of the Companies Act, 2013 read with Rule 7 of Companies (Accounts) Rules, 2014, guidelines issued by Securities and Exchange Board of India and other accounting principles generally accepted in India.

2.	On 1 April 2015, the Company entered into a definitive agreement to acquire a select portfolio of established products’ business of UCB in the territories of India, Nepal, Sri Lanka and Maldives for a total consideration of Rs.800 crores. On 16 June 2015, the company completed the acquisition and recorded Rs.20 crores, Rs.748 crores and Rs.32 crores towards various current and fixed assets, intangible assets, and goodwill, respectively. The acquisition pertains to Company’s Global Generics segment.

3.	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 30 July 2015.

4.	The results for the quarter ended 30 June 2015 have been subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

5.	The figures for the previous periods have been re-grouped/ re-classified, wherever necessary, to conform to the current period’s classification.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 30 July 2015	Co-Chairman & Chief Executive Officer